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April 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Keira Nakada
Mr. Doug Jones
Ms. Jennie Beysolow
Ms. Lilyanna Peyser

Re:	Autozi Internet Technology (Global) Ltd.
Response to the Staff’s Comments on
Amendment No.3 to the Registration Statement on Form F-1
Filed on March 21, 2024 (File No. 333-273166)

Dear Ms. Nakada, Mr. Jones, Ms. Beysolow, and Ms. Peyser:

On behalf of our client, Autozi Internet Technology (Global) Ltd., a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2024 on the Company’s amendment No.3 to the Registration Statement on Form F-1 filed on March 21, 2024 (the “Amendment No.3”). Concurrently with the submission of this letter, the Company is filing amendment No.4 to the Registration Statement on Form F-1 (the “Amendment No.4”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.4.

The Company plans to launch the offering as soon as practicable and appreciates if the Staff could expedite the reviewing process and issue comments (if any) as soon as possible. The Company greatly appreciates the Commission’s continuing assistance and support in meeting this timetable.

Prospectus Summary

Permissions and Approvals for our Business Operation and Securities Offering, page 6

1.

We note your response to prior comment 1. Where you discuss permissions and approvals that have not been obtained, revise to clearly state that certain of your PRC subsidiaries have failed to make information filings through the National Automotive Circulation Information Management System. In this regard, we note that you have added a crossreference to the related risk factor on page 77 without restoring prominent disclosure of the failure to file.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.4 on page 6 in accordance with the Staff’s instructions.

Risk Factors

Risks Relating to Our Business and Industry

Our PRC subsidiary, Autozi Internet Technology Co., Ltd...historically entered into..., page 48

2.

Please provide further detail on any other outstanding equity financing agreements pursuant to which investors may seek to exercise redemption rights due to the company’s failure to timely complete a qualified public offering. For example, while we note that the financing agreements with Shenzhen Jinfeng and Hunan Tianhuan have resulted in legal proceedings and are addressed, please discuss how many additional financing agreements contain redemption rights for which the company may be held responsible, as well as the aggregate redemption price amount potentially payable by the company.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.4 on pages 49 and 157 in accordance with the Staff’s instructions. The Company further respectfully submits that the key commercial terms of the additional financing agreements are substantially the same as those of the financing agreements which have been previously filed as exhibits.

Notes to Combined and Consolidated Financial Statements

3. Restatement, page F-10

3.

Please state whether pursuant to the company’s indemnity agreement covering directors and officers the company is liable for any amounts associated with the redemption obligation borne by Mr. Houqi Zhang referred to in this note. We note in note 16 you accrued a liability regarding another apparent similar lawsuit by a third party concerning redemption rights related to Mr. Zhang.

In response to the Staff’s comments, the Company has revised the disclosure in the Amendment No.4 on page F-10 in accordance with the Staff’s instructions.

In addition, the Company respectfully advices Staff that the following clarifications:

(1)

The Company is not liable for any amounts associated with the redemption obligations that only borne by Mr. Houqi Zhang. For any amounts associated with the redemption obligations the Company is solely or jointly liable for, the Company would recognize these amounts as mezzanine equity, or liabilities when the amount is mandatorily redeemable in accordance with ASC 480.

(2)

The misstated redemption obligation was previously borne by both the Company and Mr. Houqi Zhang, thus, was recognized as mezzanine equity. The Company is released from the redemption obligation according to judicial decision, resulting in the reclassification of the relevant amounts from mezzanine equity to permanent equity.

(3)

The accrued liability in note 16, which was borne by both the Company and Mr. Houqi Zhang and previously recognized as mezzanine equity. As a result of the ongoing lawsuit in 2023, the amounts become mandatorily redeemable and shall be classified as a liability in accordance with ASC 480-10-25-4. As of the issuance date of the combined and consolidated financial statements, the lawsuit was ongoing without a final verdict.

If you have any questions regarding the Amendment No.4, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,
/s/ Yang Ge
Yang Ge

cc: Yang Ge

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